SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        Scanner Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   80603Q 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David P. Mork
                           14505 21st Avenue N., #220
                              Minneapolis, MN 55447
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

-----------------------------                      -----------------------------
CUSIP NO. 80603Q 10 5                 13D          PAGE 2 OF 4 PAGES
-----------------------------                      -----------------------------

-----  -------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       David P. Mork
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
       (SEE INSTRUCTIONS)                                               (b) [ ]

-----  -------------------------------------------------------------------------
3      SEC USE ONLY

-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)

-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
----------------------------------------  --------------------------------------
    NUMBER OF      7      SOLE VOTING POWER
     SHARES
  BENEFICIALLY            501,660 shares (includes 70,310 shares which may be
    OWNED BY              purchased upon exercise of a currently exercisable
      EACH                warrant)
    REPORTING      -----  ------------------------------------------------------
     PERSON        8      SHARED VOTING POWER
      WITH
                          0
                   -----  ------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          501,660 shares (includes 70,310 shares which may be
                          purchased upon exercise of a currently exercisable
                          warrant)
                   -----  ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
-----  -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       501,660 shares (includes 70,310 shares which may be purchased upon exercise of a currently exercisable warrant)
-----  -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
       (SEE INSTRUCTIONS)

-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.8%
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
-----  -------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This Amendment No. 1 to Schedule 13D relates to Common Stock, $.01 par value, of Scanner Technologies Corporation (the "Issuer"), 14505 21st Avenue N., #220, Minneapolis, Minnesota 55447, and is being filed by David P. Mork.

Item 2.  Identity and Background.
         -----------------------

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Not applicable.

Item 4.  Purpose of Transaction.
         ----------------------

         The purpose of the transaction was to transfer 150,000 shares of the Issuer's Common Stock and a warrant to purchase 75,000 shares of the Issuer's Common Stock to the reporting person's ex-wife pursuant to a domestic relations order on July 1, 2003.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The reporting person beneficially owns an aggregate of 501,660 shares of Common Stock of the Issuer, representing 4.8% of the outstanding shares of Common Stock of the Issuer based on the outstanding shares on July 1, 2003. Of such shares, 431,350 are held directly by the reporting person and 70,310 are obtainable upon exercise of a warrant which is currently exercisable. The reporting person has sole voting and dispositive power over all of the Common Stock and rights to acquire Common Stock currently owned by him. Except as described in
         Item 4 above, the reporting person has not engaged in any transaction during the past 60 days in any securities of the Issuer. As of July 1, 2003, the reporting person ceased being the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 10, 2004.


                                                     /s/ David P. Mork
                                                --------------------------------
                                                     David P. Mork

























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